UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Goodness Growth Holdings, Inc.

(Name of Issuer)

Subordinate Voting Shares, a class of Common Stock

(Title of Class of Securities)

38238W103

(CUSIP Number)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 38238W103

1	NAMES OF REPORTING PERSONS
BLACK MAPLE CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,694,840
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,694,840
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,694,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.73%[1]
12	TYPE OF REPORTING PERSON IA

1 This calculation is based on 86,721,030 Subordinate Voting Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, plus 15,000,000 additional Subordinate Voting Shares issued by the Issuer after the date of the Form 10-Q, plus 70,564,716 Subordinate Voting Shares issuable pursuant to warrants and convertible notes within 60 days of the date hereof.

CUSIP No.: 38238W103

1	NAMES OF REPORTING PERSONS
ROBERT J. BARNARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,561,814
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,561,814
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,561,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.71%[1]
12	TYPE OF REPORTING PERSON IN

1 This calculation is based on 86,721,030 Subordinate Voting Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, plus 15,000,000 additional Subordinate Voting Shares issued by the Issuer after the date of the Form 10-Q, plus 70,564,716 Subordinate Voting Shares issuable pursuant to warrants and convertible notes within 60 days of the date hereof.

Item 1.

(a)		Name of Issuer: Goodness Growth Holdings, Inc.

(b)		Address of Issuer’s Principal Executive Offices: 207 South 9th Street Minneapolis, MN 55402

Item 2.

(a)		Name of Persons Filing: Black Maple Capital Management LP (“BMC”) Robert J. Barnard (“Barnard”)

(b)		Address of Principal Business Office: 250 East Wisconsin Avenue, Suite 1250 Milwaukee, WI 53202

(c)		Citizenship: BMC is a Delaware limited partnership. Barnard is a United States citizen.

(d)		Title of Class of Securities: Common Stock

(e)		CUSIP Number: 38238W103

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	X	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 of the cover pages.

(b)	Percent of Class:

See responses to Item 11 of the cover pages.

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BMC is an investment adviser registered with the SEC. The securities reported by BMC on this statement represent shares beneficially owned by BMC on behalf of its client, Black Maple Capital Partners LP, a private fund managed by BMC (the “Private Fund”). In its capacity as investment manager to the Private Fund, BMC has sole voting and dispositive power over the securities reported.

Barnard is the Chief Executive Officer/Chief Investment Officer of BMC, and the control person of BMC as the managing member of Black Maple Capital Holdings LLC the general partner of BMC. The securities reported by Barnard on this statement represent: (i) shares beneficially owned by Barnard on behalf of two limited liability companies, Waheela LLC and AFANC LLC, for which Barnard serves as the manager; and (ii) shares beneficially owned by BMC on behalf of the Private Fund (as reported on the BMC reporting page). Individually, Waheela holds 1.60% and AFANC holds 2.39% of the outstanding Common Stock of the issuer reported on this statement, and as manager, Barnard has sole voting and dispositive power over these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

BLACK MAPLE CAPITAL MANAGEMENT LP

By: /s/ Robert J. Barnard	By: /s/ Robert J. Barnard
Robert J. Barnard	Robert J. Barnard
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement